SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-12385
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN FINANCIAL
SECURITY AND SAVINGS PROGRAM
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Northrop Grumman Financial
Security and Savings Program
Financial Statements as of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007, and
Supplemental Schedule as of December 31, 2007 and
Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	6
Notes to Financial Statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007	7
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) at December 31, 2007	16
SIGNATURES	17
EXHIBIT:
Consent of Independent Registered Public Accounting Firm (Exhibit 23)	18

NOTES:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Northrop Grumman Financial Security and Savings Program
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 25, 2008

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007			2006
	Retirement	Savings		Retirement	Savings
	Account (1)	Account (2)	Total	Account (1)	Account (2)	Total
ASSETS:
Investment in Northrop Grumman Defined Contribution Plans Master Trust — at fair value	$499,633,867	$732,097,818	$1,231,731,685	$502,767,706	$734,453,376	$1,237,221,082
Loans receivable from participants	—	26,529,756	26,529,756	—	30,075,960	30,075,960
Short-term investments	—	1,781,686	1,781,686	—	3,633,638	3,633,638

Total investments	499,633,867	760,409,260	1,260,043,127	502,767,706	768,162,974	1,270,930,680

Receivables:
Employee deposits	—	—	—	365,296	317,807	683,103
Employer contributions	—	—	—	—	113,060	113,060

Total receivables	—	—	—	365,296	430,867	796,163

Total assets	499,633,867	760,409,260	1,260,043,127	503,133,002	768,593,841	1,271,726,843

LIABILITIES:
Accrued expenses	235,190	475,646	710,836	2,924	725,886	728,810

Total liabilities	235,190	475,646	710,836	2,924	725,886	728,810

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	499,398,677	759,933,614	1,259,332,291	503,130,078	767,867,955	1,270,998,033
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(1,166,396)	(1,166,396)	—	1,966,691	1,966,691

NET ASSETS AVAILABLE FOR BENEFITS	$499,398,677	$758,767,218	$1,258,165,895	$503,130,078	$769,834,646	$1,272,964,724

(1)	Non-participant directed

(2)	Participant directed
See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Retirement	Savings
	Account (1)	Account (2)	Total
INVESTMENT INCOME:
Plan interest in the Northrop Grumman
Defined Contribution Plans Master Trust	$32,329,516	$65,600,270	$97,929,786
Interest	—	2,089,510	2,089,510
Other	—	85,538	85,538

Total investment income	32,329,516	67,775,318	100,104,834

DEPOSITS AND CONTRIBUTIONS:
Employee deposits	7,025,031	6,691,790	13,716,821
Employer contributions	—	2,308,623	2,308,623

Total deposits and contributions	7,025,031	9,000,413	16,025,444

Total additions	39,354,547	76,775,731	116,130,278

DEDUCTIONS:
Benefits paid to participants	(42,385,958)	(86,053,212)	(128,439,170)
Administrative expenses	(699,990)	(1,789,947)	(2,489,937)

Total deductions	(43,085,948)	(87,843,159)	(130,929,107)

DECREASE IN NET ASSETS	(3,731,401)	(11,067,428)	(14,798,829)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	503,130,078	769,834,646	1,272,964,724

End of year	$499,398,677	$758,767,218	$1,258,165,895

(1)	Non-participant directed

(2)	Participant directed
See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Financial Security and Savings Program (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan is a qualified defined contribution plan established for the benefit of certain employees of Northrop Grumman Corporation (the “Company” or “NGC”) acquired as part of NGC’s acquisition of Litton Industries, Inc. (“Litton”). Both the savings and employee stock ownership plan features are reported within the Plan’s financial statements. The Benefit Plan Administrative Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan maintains all retirement account assets (“FSSP Retirement Account”) and all savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”).

Employee Deposits and Company Contributions — A participant may deposit from 1 percent to 4 percent of annual cash compensation into the FSSP Retirement Account. A participant’s FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under the Northrop Grumman Retirement Plan “B” (the “Northrop Plan B”), another of the Company’s retirement plans. A participant who deposits 4 percent of annual cash compensation into the FSSP Retirement Account could elect to deposit an additional 1 percent to 71 percent into the FSSP Savings Account. The Company matches 50 percent of the first 6 percent of a participant’s deposits to the Plan, subject to certain collective bargaining agreements, with such contributions remitted to the participant’s FSSP Savings Account. The aggregate amount of deposits and contributions to the Plan may not exceed the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “Code”).

Investment of FSSP Retirement Account deposits is directed solely by the Plan’s Investment Committee. FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds currently available (see “Investment Options” below). Each year, as required by the plan document, the Plan re-allocates current year deposits to ensure that each participant receives the eligible maximum pension and Company matching contributions, subject to tax deferral and compensation limits imposed by the Code. Match maximization is performed after the end of the calendar year or upon termination of employment, whichever comes first. To the extent that deposits are re-allocated from a participant’s FSSP Savings Account to the FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces a participant’s deposits below the maximum level eligible for Company matching contributions. Forfeitures of Company matching contributions plus investment earnings thereon are used to reduce subsequent Company matching contributions.

Vesting — A participant is always fully vested in their deposits (including any investment earnings thereon). Participants vest at 50 percent in all Company matching contributions plus related investment earnings after two full years of service and 100 percent after three full years of service. Full vesting also occurs if a participant (while in the employment of the Company) dies, becomes totally disabled or terminates employment on or after reaching age 65.

Non-vested amounts of a participant’s Company matching contributions are forfeited upon termination of employment if the participant takes a distribution of his/her vested account balance. Otherwise, forfeiture shall not occur until the participant has incurred a five-year break in service. Forfeitures for a terminated participant may be restored depending on the time elapsed from the termination date and the time that the terminated participant was employed by the Company immediately prior to such termination of employment.

Forfeited Accounts – Any amounts forfeited may be used to reduce the Company’s obligation to make company matching contributions under the Plan. $740,825 was used to reduce the company matching for the year ended December 31, 2007.

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s deposits and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participant deposits to the FSSP Retirement Account are invested in the DC Master Trust. Once the participant has deposited the maximum 4 percent of tax-deferred compensation into the FSSP Retirement Account, the participant may direct his or her employee deposits and Company matching contributions, in 1 percent increments, to be invested in one or more of the following FSSP Savings Account (participant directed) investment options.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

U.S. Fixed Income Fund — The U.S. Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified by investing in a wide range of fixed income securities that mature, on average, 8 to 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”; see Note 5). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).

Small Cap Fund — The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund’s objective is capital appreciation over the long term, rather than current income (dividends).

Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.

Retirement Path portfolios — Each Retirement Path is a diversified portfolio tailored to match the participant’s retirement year. The portfolios are the Target Retirement Path, the 2010 Retirement Path, the 2020 Retirement Path, the 2030 Retirement Path and the 2040 Retirement Path.

In 2007, three of the investment options were discontinued and the five Retirement Path options were added. The cancelled investments were reallocated by the participant to other investment options. If no selection was made by the participant, balances in the Equity Index Fund were reallocated to the U.S. Equity Fund. The International Bond Fund and the High Yield Bond Fund were reallocated to the U.S. Fixed Income Fund.

Participants may change their investment direction in the FSSP Savings Accounts weekly. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.
Participant Loans — Participants may borrow from their vested FSSP Savings Account balance for a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their account balances (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant’s FSSP Savings account. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Plan’s trustee plus 1 percent. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on leave of absence). The maximum loan period for a regular loan is five years, or fifteen years for a loan used to acquire a dwelling that is the principal residence of the participant. Loans may be repaid early in full; partial early repayments are not permitted. However, loans merged from other plans may have maximum periods greater than 15 years.

Payment of Benefits — On termination of employment with the Company (including termination due to death, disability or retirement), a participant may receive a lump sum payment of FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). A participant may also delay payment until the age of 70 1/2, if the total account balance exceeds $1,000. In addition, a participant has the option of choosing to take the total distribution as an annuity subject to Plan terms, or, at retirement, to elect a rollover of his or her FSSP Retirement Account to the Litton Retirement Plans. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.

Distributions from the NG stock fund will be paid in cash, stock, or a combination of both, depending on the participant’s election.

A participant’s benefit under the Northrop Plan B is determined by the amount of deposits to the participant’s FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the Plan provides that employees must, on an annual basis, deposit the lesser of: (i) 4 percent of their annual compensation, (ii) the 401(k) deferral limit as defined by the Code, (iii) 4 percent of the pay cap limit as defined by the Code or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests.

Withdrawals — A participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the plan document).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.

New Accounting Guidance — Effective January 1, 2008, the Plan will adopt the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements for its financial assets and liabilities. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date. The Plan’s management is currently evaluating the impact that the adoption of SFAS No. 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by State Street Bank and Trust Company (“State Street” or the “Trustee”). The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:

Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers or the Plan’s Investment Committee, as applicable).

Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The fair value of the SICs equals the total fair value of the underlying assets plus the total wrapper contract rebid value, which is calculated by discounting the excess annual rebid fee over the duration of the contract assets. The SICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the Statements of Net Assets Available for Benefits.

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The Trustee relies on the prices provided by pricing sources, the investment managers or Plan’s Investment Committee as a certification as to value in performing any valuations or calculations required of the Trustee.

Participant loans are valued at their outstanding balances, which approximate fair value.

The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based on the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments.

The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $254,058 at December 31, 2007 and such amounts continue to accrue income due to participants until paid. No such amounts were owed to withdrawing participants at December 31, 2006.

3.	INVESTMENTS

The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the master trust agreements established by the Company.

Proportionate interests of each participating plan are determined based on the standard trust method of plan accounting for master trust arrangements. Plan assets represent 8 percent and 9 percent of total net assets as reported by the Trustees of the DC Master Trust as of December 31, 2007 and 2006, respectively.

The net assets of the DC Master Trust as of December 31, 2007 and 2006 are as follows:

	2007	2006
Assets:
Common/collective trust funds	$5,006,022,852	$4,556,690,453
Common and preferred stock	4,796,556,561	4,757,585,128
Synthetic guaranteed investment contracts	2,383,381,968	2,282,222,763
U.S. and foreign government securities	487,419,253	299,474,038
Corporate debt instruments	204,932,467	257,544,712
Asset-backed securities and other investments	111,730,100	—
Cash equivalents and temporary investments	198,612,949	188,972,545
Assets on loan to third party borrowers	1,612,026,368	928,727,321
Collateral held under securities lending agreements	1,651,697,124	949,665,893
Receivable for investments sold	146,848,320	24,672,594
Dividends, interest and taxes receivable	14,220,848	11,849,337

Total assets	16,613,448,810	14,257,404,784
Liabilities:
Collateral held under securities lending agreements	1,651,697,124	949,665,893
Due to broker for securities purchased	227,577,621	115,467,407
Accrued expenses	11,454,197	19,107,809

Total liabilities	1,890,728,942	1,084,241,109

Net assets of the DC Master Trust — at fair value	14,722,719,868	13,173,163,675
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,540,943)	32,599,231

Net assets of the DC Master Trust	$14,702,178,925	$13,205,762,906

Investment income for the DC Master Trust for the Plan year ended December 31, 2007 is as follows:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$443,396,842
Common and preferred stock	369,819,004
Corporate debt instruments	(1,634,859)
Cash equivalents and temporary investments	627,397
Asset backed securities and other investments	4,612,561
U.S. and foreign government securities	10,048,726

Net appreciation	826,869,672

Dividends	215,254,353
Interest	208,925,816
Other income	3,426,753
Investment manager fees	(22,578,679)
Other expenses	(13,864,639)

Total investment income	$1,218,033,275

Other than the Plan’s investment in the DC Master Trust in 2007, there are no assets held for investment that represent 5 percent or more of the Plan’s net assets at December 31, 2007 and 2006, respectively.

DC Master Trust Assets on loan to domestic and international third party borrowers under security lending agreements at December 31, 2007 and 2006 are as follows:

	2007	2006
Synthetic guaranteed investment contracts	$809,549,668	$709,574,297
Common and preferred stock	699,159,006	150,323,643
U.S. and foreign government securities	14,747,789	58,905,107
Corporate debt instruments	84,907,759	9,924,274
International common and preferred stock	3,662,146	—

Total DC Master Trust Assets on loan to third party borrowers	$1,612,026,368	$928,727,321

Such assets could be subject to sale restrictions in the event security-lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held $1,651,697,124 and $949,665,893 of collateral for securities on loan as of December 31, 2007 and 2006, respectively, consisting primarily of cash equivalents. In 2007, the presentation of assets on loan to third party borrowers and collateral held under securities lending agreements in the table of net assets of the DC Master Trust were revised to separately identify such amounts and the comparable 2006 amounts were revised to conform to the 2007 presentation.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps, options on futures and options as substitutes for certain types of securities. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of cash settlements under the contracts.

The fair value of these instruments is recorded as investments of the DC Master Trust. To the extent that a gain has been recognized, these instruments are recorded as assets and to the extent that a loss has been recognized, these instruments are recorded as liabilities. Changes in the fair value of the derivative instrument are reflected in investment income as appreciation (depreciation) in the DC Master Trust. As of December 31, 2007 and 2006, these derivative financial instruments were held for trading purposes. The notional amounts and fair values are presented below:

	December 31, 2007		December 31, 2006
		Fair Value		Fair Value
	Notional	Asset	Notional	Asset
	Amount	(Liability)	Amount	(Liability)
Futures Contracts (net position):
U.S. Treasury	$(61,120,631)	$759,398	$317,994,229	$312,568
Eurodollar	774,254,258	6,888,495	708,589,029	814,321
Index	2,565,339	(122,460)	1,649,367	28,532
Interest rate swaps	388,980,000	4,327,338	78,200,000	(39,543)
Options on futures and swap rates (net position)	110,030,350	262,697	133,585,067	(335,544)
Futures Contracts — The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Statements of Net Assets Available for Benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

Interest Rate Swaps — The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties.

Options on Futures and Swap Rates — The DC Master Trust enters into option contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Stable Value Fund was approximately 6 percent of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2007 and 2006 were as follows:

	2007	2006
Synthetic guaranteed investment contracts (at contract value)	$3,172,390,693	$3,024,396,291
Cash and cash equivalents	69,114,543	45,024,892

Total	$3,241,505,236	$3,069,421,183

Investment income of the Stable Value Fund totaled $153,180,141 for the year ended December 31, 2007.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2007 and 2006, no borrowings under this arrangement were outstanding.

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

The fair value of the underlying assets related to the SICs was $3,192,931,636 and $2,991,797,060 as of December 31, 2007 and 2006, respectively, and the fair value of the wrapper contracts was nil at December 31, 2007 and 2006. The weighted-average yield (excluding administrative expenses) for all investment contracts was 4.88 percent and 5.18 percent at December 31, 2007 and 2006, respectively. Average duration for all investment contracts was 3.2 years and 3.3 years at December 31, 2007 and 2006, respectively. The crediting interest rate for all investment contracts was 5.00 percent and 5.13 percent at December 31, 2007 and 2006, respectively. Crediting interest rates are reset on a monthly basis and guaranteed the wrapper contracts not to be less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan in the event of the spin-off or sale of a division that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair market value rather than contract value is not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee; transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 21,948,209 and 23,126,761 shares of common stock of the Company with a fair value of $1,726,007,156 and $1,565,681,720 at December 31, 2007 and 2006, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 0.1 percent at December 31, 2007 and 2006. During 2007, the NG Stock Fund earned dividends of $32,673,744 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

State Street affiliates managed $1,781,686 and $3,633,638 of Plan assets held in the short-term investment fund as of December 31, 2007 and 2006, respectively. The Plan paid $149,884 to the trustee in fees for the year ended December 31, 2007. The Plan had transactions with the trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested and non-forfeitable.

8.	LITIGATION

As previously disclosed, the U.S. District Court for the Central District of California consolidated two separately filed ERISA lawsuits, which the plaintiffs sought to have certified as class actions, into the In Re Northrop Grumman Corporation ERISA Litigation. On August 7, 2007, the Court denied plaintiffs’ motion for class certification, and the plaintiffs appealed the Court’s decision on class certification to the U.S. Court of Appeals for the Ninth Circuit. On October 11, 2007, the Ninth Circuit granted appellate review and stayed the action in the trial court, which delayed the commencement of trial previously scheduled to begin January 22, 2008. Each lawsuit seeks unspecified damages against the fiduciaries, removal of individuals acting as fiduciaries to the respective plans, payment of attorney fees and costs, and an accounting. The damages are not being sought against the Plan or the Northrop Grumman Savings Plan.

9.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated August 15, 2005, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$1,258,165,895	$1,272,964,724
Less: Amounts allocated to withdrawing participants	(254,058)	—

Net assets available for benefits per Form 5500	$1,257,911,837	$1,272,964,724

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$128,439,170
Add: Amounts allocated to withdrawing participants at December 31, 2007	254,058
Less: Amounts allocated to withdrawing participants at December 31, 2006	—

Benefits paid to participants per Form 5500	128,693,228

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007 but not yet paid as of that date.
* * * * *

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(b)	(c)	(d)	(e)
Identity of Issue, Borrower,	Description of
Lessor, or Similar Party	Investment	Cost	Current Value
* Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$1,231,731,685 ***
Plan Participants	Participant loans (maturing 2008 to 2025 at interest rates ranging from 8.50% to 9.25%)	**	26,529,756
* State Street Bank and Trust Company	Participation in the Cash or Short-Term Investment Fund Accounts	**	1,781,686

TOTAL			$1,260,043,127

*	Party-in-interest

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

Dated: June 26, 2008	By:	/s/ Ian Ziskin
Ian Ziskin
Chairman, Benefit Plan Administrative Committee